

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Via Email
Neil Chandran
President and Chief Executive Officer
Sungame Corporation
3091 West Tompkins Ave.
Las Vegas, NV 89103

> **Re: Sungame Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 333-158946**

Dear Mr. Chandran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you have not filed a registration statement under the Securities Exchange Act and that your reporting obligations became automatically suspended under Section 15(d) of the Securities Exchange Act. Please confirm that you are a voluntary filer and ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and that you have not been subject to such filing requirements for the past 90 days. Further, please include disclosure that alerts investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

Cover Page

2.	We note that the cover pages for both your Form 10-K for the fiscal year ended December 31, 2012 and your Form 10-Q for the quarter ended March 31, 2013 states the aggregate market value of the company based on all shares of common stock outstanding. Please ensure that the cover pages of your periodic reports state only the market value of the voting and non-voting common equity held only by non-affiliates, as required by Form 10-K and by Form 10-Q.

Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities, page 13

3.	Please provide the high and low sales prices for your equity securities, as required by Item 201(a)(1)(ii) of Regulation S-K, and confirm that you will include this disclosure in future filings.

Executive Compensation, page 37

4.	Please provide us with a description of any employment agreements with your executive officers. In this regard, we note that the Plan of Merger agreement dated April 15, 2011 between Sungame Corp. and Freevi Corp. provided for a three-year employment agreement with Guy Robert for an annual salary of $120,000. See Item 402(o)(1) of Regulation S-K. Additionally, ensure that the summary compensation table in future filings provides a total for all compensation paid to each executive officer.

Certain Relationships And Related Transactions, And Director Independence, page 40

5.	Please provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence and Item 407(e) of Regulation S-K regarding your audit committee financial expert. Confirm that you will include this disclosure in future filings.

6.	Please provide us with a description of your related party transactions since the beginning of the company's last fiscal year as required by Item 404 of Regulation S-K and confirm that you will include this disclosure in future filings. We note that you have not disclosed in this section that funds were advanced to the company by Chandran Holding Media, Inc. and Adversor, Inc. in 2011 and 2012 as you do on page 33.

Exhibits, page 41

7.	Please ensure that all exhibits required by Item 601 of Regulation S-K have been properly listed and filed or incorporated by reference into your filing. For example, we note that you have not included the Plan of Merger filed originally as Exhibit 2 to your Form 8-K filed April 15, 2011. We refer you to the Exhibit Table in Item 601(a) of Regulation S-K and to Item 601(b) of Regulation S-K for further guidance.

Signatures

8.   Your Form 10-K has not been signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions that must sign on behalf of the registrant must indicate each capacity in which they sign. See Instruction D (2) to Form 10-K. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Marshal Shichtman, Esq.
        Marshal Shichtman & Associates, P.C.